Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
New York, N.Y. 20549

October 20, 2016
Re:	Tributary Funds, Inc. (File Nos. 033-85982 and 811-08846)

Dear Ms. Vroman-Lee:
This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided telephonically on October 13, 2016, relating to the preliminary proxy statement for Tributary Funds, Inc. (the "Registrant") filed on October 5, 2016 (the "Preliminary Proxy Statement"). The Staff's comments, along with the Registrant's responses, are set forth below.
1.	Please include Series/Class Indentifiers on the EDGAR submission for each current Series of the Registrant.
Response: Series/Class Indentifiers were provided on the EDGAR submission of the Preliminary Proxy Statement for each of the Registrant's current Series.
2.
Please move the disclosures required by Item 22(b) (1), (b) (2) and (b)(3) of Schedule 14A from Appendix A of the Proxy Statement, and include these disclosures with the Proxy Statement's general disclosures concerning the Registrant's Directors and Director Nominees' Information.

Response: The Registrant has made the requested revision.
3.
Please move the disclosures required by Item 6(d) of Schedule 14A from Appendix B of the Proxy Statement, and include these disclosures with the Proxy Statement's general disclosures concerning Principal Shareholders of each of the Registrant's Series.

Response: The Registrant has made the requested revision.
4.
As concerns the revised fundamental investment policy for the Short-Intermediate Bond Fund and the Income Fund (the "Funds") with respect to concentration in certain mortgage-backed securities (the "Policy"), the statement of the revised Policy states that each Fund "may" invest more than 25% of its assets in commercial mortgage-backed securities and residential mortgage-backed securities, in the aggregate, provided that not more than 25% of a Fund's assets will be invested in either commercial mortgage-backed securities or residential mortgage-backed securities. Please change the revised Policy to state that the Funds "will" so invest their assets in the mortgage-backed securities described in the Policy, as the SEC staff does not consider there to be a freedom of action as concerns concentration policies.

Response: The Registrant has retracted its proposal to seek shareholder approval for a concentration policy in mortgage-backed securities. The Short-Intermediate Bond Fund and the Income Fund will adhere to the fundamental investment limitation concerning concentration disclosed in its Statement of Additional Information dated August 1, 2016, as supplemented October 3, 2016. The Registrant does not intend the Short-Intermediate Bond Fund's or the Income Fund's portfolios to be concentrated in mortgage-backed securities, and the Funds will not be managed with such a concentration policy. Accordingly, the Funds will be managed so that less than 25% of each Fund's assets are invested in commercial mortgage-backed securities and residential mortgage-backed securities which are "private" mortgage-backed securities (those not guaranteed by the U.S. government or its agencies or instrumentalities).
5.
Please clarify that each Fund will limit its investments in commercial mortgage-backed securities and residential mortgage-backed securities to 25% of a Fund's assets with respect to each of commercial mortgage-backed and residential mortgage-backed securities.

Response: The Registrant does not intend the Short-Intermediate Bond Fund's or the Income Fund's portfolios to be concentrated in mortgage-backed securities; accordingly, this comment is rendered inapplicable.
6.	Please explain how section (i) in the Policy differs from section (iv) of the Policy. Are non-U.S. government agency mortgage-backed securities included in section (iv) of the revised Policy?
Response: The Registrant does not intend the Short-Intermediate Bond Fund's or the Income Fund's portfolios to be concentrated in mortgage-backed securities; accordingly, this comment is rendered inapplicable. The Funds, however, will continue to invest in mortgage-backed securities that are issued or guaranteed by the U.S. government and its agencies and instrumentalities within the limits of its existing policy on concentration disclosed in its Statement of Additional Information dated August 1, 2016, as supplemented October 3, 2016.
7.	Please confirm that the Registrant will include disclosure in its Prospectus as concerns concentration in commercial mortgage-backed securities and residential mortgage-backed securities.
Response: The Registrant does not intend the Short-Intermediate Bond Fund's or the Income Fund's portfolios to be concentrated in mortgage-backed securities; accordingly, this comment is rendered inapplicable.
8.	Please remove disclosures in the Proxy Statement concerning the Registrant's independent auditors, unless required by Schedule 14A of the Securities Exchange Act of 1934.
Response: Item 9 of Schedule 14A requires certain disclosures about the Registrant's independent public accountants in situations where the proxy solicitation is made by the Registrant and relates to an annual or special meeting of shareholders at which directors are to be elected. Accordingly, the Registrant has included the required disclosures.
9.	State why the Registrant is paying the cost associated with the Shareholders' meeting.
Response: The proxy solicitation relates to the corporate governance of the Registrant in selecting new directors to manage the Registrant's several Series for the benefit of their Shareholders, including a new director who is not an "interested person" of the Registrant as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940. Accordingly, since providing Shareholder benefit is the object of the proxy solicitation, and the proposal to elect additional directors is not presented based on presumed benefits to the Registrant's adviser or service providers, the Registrant is paying the costs associated with the Shareholders' meeting.
10.	Please confirm in the Directors' biographies included in the Proxy Statement that Mr. Parker and Mr. McCartney have been retired for atleast the last 5 years.
Response: Registrant confirms that both Mr. Parker and Mr. McCartney have been retired for at least the last five years, and disclosed as such in their biographies included in the Proxy Statement.
If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2075 or via email at gino.malaspina@atlanticfundservices.com.

Sincerely,
 /s/Gino Malaspina
Gino Malaspina, Esq.
Secretary, Tributary Funds, Inc.

Cc: Brittany Fahrenkrog
    David Gardels, Esq.